Exhibit 99.1


biogen idec(TM)                           elan


For More Information Contact:

MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5740
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526


               BIOGEN IDEC AND ELAN ANNOUNCE UPDATE ON TYSABRI(R)


Cambridge, MA and Dublin, Ireland - March 3, 2005 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE:ELN) announced today an update on the voluntary suspension in the marketing of TYSABRI(R) (natalizumab), a treatment for multiple sclerosis (MS).

     o On February 28, 2005, the companies reported that they had suspended marketing of TYSABRI based on one confirmed case and one suspected case of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal, demyelinating disease of the central nervous system. The investigator has now changed the status of the second case from suspected to confirmed. The companies are continuing to examine these two cases. As indicated in the announcement on February 28, 2005, both patients received more than two years of TYSABRI therapy in combination with AVONEX(R) (Interferon beta-1a).

     o To date, the companies have received no reports of PML in patients receiving TYSABRI monotherapy for MS or in patients with Crohn's disease or rheumatoid arthritis. Biogen Idec has not received any reports of PML in patients treated with AVONEX alone, a product on the market since 1996.

     o Biogen Idec and Elan will work with clinical investigators to evaluate TYSABRI-treated patients and will consult with leading experts to better understand the possible risk of PML. Based on the full results of these evaluations, the companies, in consultation with regulatory authorities, will determine the appropriate next steps.


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Page 2 Biogen Idec and Elan Announce Update on TYSABRI(R)

In addition, Biogen Idec and Elan have undertaken to provide information to the Securities and Exchange Commission (SEC) in connection with the voluntary suspension in the marketing of TYSABRI. The companies are cooperating with the agency regarding these matters.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the potential for TYSABRI. These statements are based on the companies' current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance, for example, that the serious adverse events discussed above were not caused by TYSABRI, that there are not or will not be more such serious adverse events or that we will be able to gain sufficient information to fully understand the risks associated with the product. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. For more detailed information on the risks and uncertainties associated with TYSABRI and the companies' drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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